Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated March 28, 2024, with respect to the consolidated financial statements of Elevai Labs Inc., for the years ended December 31, 2023 and 2022, in this Registration Statement on Form S-1 of Elevai Labs Inc. and the related Prospectus of Elevai Labs Inc. filed with the Securities and Exchange Commission. Our report dated March 28, 2024 contains an explanatory paragraph describing an uncertainty about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ TPS Thayer
Sugar Land, Texas
September 6, 2024